Exhibit 99.1

Form 62-103F1

Required Disclosure under the Early Warning Requirements

State if this report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

This report amends and replaces the early warning report dated June 29, 2021 that was previously filed.

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Subordinate, restricted and/or limited voting shares (collectively, the “Equity Shares”) of Glass House Brands Inc. (formerly Mercer Park Brand Acquisition Corp.) (“GH”)

Head office of GH:

3645 Long Beach Blvd.,

Long Beach, California, USA

90807

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

N/A.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Mercer Park Brand, L.P. (formerly Mercer Park CB II, L.P.) (“Mercer”)

590 Madison Avenue, 26th Floor,

New York, New York, USA

10022

Jurisdiction of organization: Delaware

Principal business: Investment holding

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On June 29, 2021, Mercer Park Brand Acquisition Corp (“BRND”), a special purpose acquisition company, of which Mercer was the sponsor, completed a transaction with GH Group, Inc., a vertically integrated producer and seller of adult-use and medicinal cannabis and related products in the State of California (the “Qualifying Transaction”). In connection with the Qualifying Transaction, GH (then BRND) exchanged (i) each non-redeemed class A restricted voting share of BRND for Equity Shares of GH on a one-for-one basis, and (ii) 10,198,751 class B shares of BRND (“Class B Shares”) (being all of the issued and outstanding Class B Shares) for 8,685,288 Equity Shares.

2.3         State the names of any joint actors.

N/A.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Mercer exchanged 10,178,751 Class B Shares for 8,665,288 Equity Shares of GH in connection with the closing of the Qualifying Transaction, representing approximately 10.45% of the fully diluted Equity Shares and 38.5% of the issued and outstanding Equity Shares and a total voting power of approximately 3.3% (or approximately 55.2% of the issued and outstanding Equity Shares assuming the exercise of Mercer’s GH Warrants (as defined below) and a total voting power of approximately 6.3% on the same partially diluted basis). Additionally, Mercer transferred an aggregate of 341,914 Equity Shares to certain securityholders, following which Mercer exercised ownership and control over 8,323,374 Equity Shares, representing 10.04% of the fully diluted Equity Shares and 37.0% of the issued and outstanding Equity Shares and a total voting power of approximately 3.2% (or approximately 54.1% of the issued and outstanding Equity Shares assuming the exercise of Mercer’s GH Warrants and a total voting power of approximately 6.2% on the same partially diluted basis). In addition, Mercer beneficially owns or controls 8,364,500 warrants (the “GH Warrants”) of GH (each of which entitles the holder to acquire one Equity Share for US$11.50 commencing 65 days after closing), representing approximately 29.4% of the issued and outstanding GH Warrants.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

Mercer acquired ownership and control of 8,665,288 Equity Shares and it disposed of 10,178,751 Class B Shares as well as 341,914 Equity Shares.

3.3	If the transaction involved a securities lending arrangement, state that fact.

N/A.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the closing of the Qualifying Transaction, Mercer owned 10,178,751 Class B Shares, which represented 99.8% of the issued and outstanding Class B Shares. Immediately prior to the closing of the Qualifying Transaction, Mercer did not hold any class A restricted voting shares of BRND. Immediately prior to the closing of the Qualifying Transaction, Mercer did not own any Equity Shares.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

Following and in connection with the Closing of the Qualifying Transaction, Mercer will have ownership and control over 8,323,374 Equity Shares of GH, representing 10.04% of the fully diluted Equity Shares and 37.0% of the issued and outstanding Equity Shares and a total voting power of approximately 3.2% (or approximately 54.1% of the issued and outstanding Equity Shares assuming the exercise of Mercer’s GH Warrants and a total voting power of approximately 6.2% on the same partially diluted basis). In addition, Mercer beneficially owns or controls 8,364,500 GH Warrants representing approximately 32.89% of the issued and outstanding GH Warrants.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

N/A.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

N/A.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

N/A.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

N/A.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

N/A.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

See item 6.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

N/A.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

The securities were valued at US$10.00 (C$12.34) per share for purposes of the transaction.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

The Equity Shares were acquired through the conversion of 10,178,751 Class B shares held by Mercer upon the closing of the Qualifying Transaction.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

The securities are being held for investment purposes. Mercer may buy or sell or exercise securities as circumstances warrant.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

In connection with the Qualifying Transaction, Mercer has entered into an investor rights agreement dated April 8, 2021, as amended on June 18, 2021, pursuant to which, among other things, 50% of the ultimate number of Equity Shares issued to Mercer on closing of the Qualifying Transaction in exchange for the Class B Shares are subject to restrictions on transfer and potential forfeiture in certain circumstances, as described in Mercer Park’s prospectus dated May 6, 2021. In addition, in connection with closing of the Qualifying Transaction, Mercer entered into a lock-up agreement pursuant to which 50% of the Equity Shares held by Mercer following the closing of the Qualifying Transaction are subject are subject to a six-month lock-up period and the remaining Equity Shares are subject to a twelve-month lock-up period.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

See Section 2.2 above

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

N/A.

[Remainder of page intentionally left blank. Certification follows.]

Item 9 – Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

June 30, 2021

Date

(signed) Jonathan Sandelman

Signature

Jonathan Sandelman, Authorized Signing Officer

Name/Title